HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                  harttrinen@aol.com
Will Hart                                                        (303) 839-0061
Fax: (303) 839-5414


                                  July 2, 2014

P.J. Hamidi
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549

      Re:   Vanguard Energy Corporation


     This office represents Vanguard Energy Corporation. On June 17, 2014 the Company sold all of its oil and gas properties. See the Company's 8-K reports filed on April 17, 2014 and June 19, 2014. The proceeds from the sale of the properties were primarily used to pay the holders of the Company's convertible notes. Since the Company no longer has any oil or gas properties, or other materials assets, amending the Company's 1934 Act reports to respond to the staff's comment letter dated April 10, 2014 would not provide any useful information to the average investor.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                       Very Truly Yours,

                                       HART & HART, LLC

                                         /s/ William T. Hart
                                       By
                                            William Hart